July 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Park-Ohio Industries, Inc.
Registration Statement on Form S-4 (Registration No. 333-219006)

Ladies and Gentlemen:

On behalf of Park-Ohio Industries, Inc. (“Park-Ohio”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-219006) of Park-Ohio be declared effective at 9:00 a.m. on Thursday, July 13, 2017, or as soon thereafter as practicable. Park-Ohio respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

PARK-OHIO INDUSTRIES, INC.

By:	/s/ Robert D. Vilsack
	Name:	Robert D. Vilsack
	Title:	Secretary and General Counsel

cc:	Michael J. Solecki, Esq.